[ATFA LETTERHEAD]


August 29, 2002
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:	AEGON/Transamerica Series Fund, Inc.
	Withdrawal of Registration Statement on Form N-1A
File Nos. 33-507; 811-4419
Accession No.0000950144-02-009038
CIK #: 0000778207
	Post-Effective Amendment No. 53; Re-filing Under Rule 485(a)

Ladies & Gentlemen:

On behalf of AEGON/Transamerica Series Fund, Inc. (the "Fund"),
I hereby submit this application pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), for withdrawal of Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A (the "Amendment"), filed via EDGAR on August 16, 2002, pursuant to Rule 485(b) under the Act (accession number 0000950144-02-009038).

The Fund is requesting that the Amendment be withdrawn as it has decided to delay filing of these securities at this time.
  No securities have been sold in connection with the Amendment and the Amendment has not been declared effective by the Commission.

Please contact the undersigned with any questions you may have concerning this application.

Very truly yours,

AEGON/Transamerica Series Fund, Inc.



/s/John K. Carter
Vice President, Secretary &
General Counsel

cc:  Yung Peng